EXHIBIT 1.01

CONFLICT MINERALS REPORT OF
PLEXUS CORP.
IN ACCORDANCE WITH RULE 13p-1
UNDER THE SECURITIES EXCHANGE ACT OF 1934
FOR THE REPORTING PERIOD FROM
JANUARY 1 TO DECEMBER 31, 2021

Introduction

This Conflict Minerals Report (the "Report") of Plexus Corp. ("Plexus," the "Company," "we," "us," or "our") has been prepared for calendar year 2021 under the Securities Exchange Act of 1934 (the “Act”). The term “conflict mineral” is defined as (A) columbite-tantalite (coltan), cassiterite, gold, wolframite or their derivatives, which are limited to tantalum, tin and tungsten; or (B) any other mineral or its derivatives determined by the Secretary of State to be financing conflict in the Democratic Republic of the Congo (the "DRC") or an adjoining country (collectively, the "Covered Countries"). Numerous terms in this Report are defined in Rule 13p-1 of the Act and Form SD (collectively, the "Conflict Minerals Rule") and the reader is referred to those sources, and also to Securities and Exchange Commission ("SEC") Release No. 34-67716 (August 22, 2012) under the Act for such definitions. For the purpose of this report, tin, tungsten, tantalum, and gold will collectively be referred to as the 3TGs.

In accordance with the Conflict Minerals Rule, we undertook efforts to determine whether the 3TGs necessary to the functionality or production of products that we manufacture, or contract to manufacture, were sourced from the Covered Countries, or are from recycled or scrap sources. We designed our due diligence efforts to conform, in all material respects, with the framework presented by the Organisation for Economic Co-operation and Development (the "OECD") in the publication Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas and related supplements for each of the conflict minerals (collectively, the "OECD Guidance").

The statements below are based on the due diligence activities performed to date and on the information available at the time of this filing. Factors that could affect the accuracy of these statements include, but are not limited to, incomplete supplier data or a lack of available smelter data, errors or omissions by suppliers or smelters, evolving confirmation of smelters, incomplete information from industry or other third-party sources, and other issues.

About Plexus

We participate in the Electronic Manufacturing Services ("EMS") industry. We partner with leading companies to create the products that build a better world. We are a global leader that specializes in serving customers in industries with highly complex products and demanding regulatory environments. Since 1979, we have been a dedicated partner to companies by providing global Design and Development, Supply Chain Solutions, New Product Introduction, Manufacturing and Aftermarket Services. We offer advanced design and production capabilities, allowing our customers to concentrate on their core competencies. Our strategy remains consistent and can be summarized in four words: focus, execution, passion and discipline. We deliver customer service excellence to leading global companies in the Industrial, Healthcare/Life Sciences and Aerospace/Defense market sectors by providing innovative, comprehensive solutions throughout the product’s lifecycle. We provide these innovative solutions to customers in the Americas ("AMER"), Asia-Pacific ("APAC") and Europe, Middle East and Africa ("EMEA") regions. Superior execution is foundational to our differentiation. We are dedicated partners to our customers, committed to achieving zero defects and perfect delivery through operational excellence. Through our collective passion, we drive purpose to our actions and decisions in pursuit of operational excellence. Guided by our values and leadership behaviors, we do the right thing to support our team members, communities and customers. Finally, we are committed to delivering shareholder value over the long term through a consistent and disciplined financial model focused on driving industry-leading revenue growth and superior return on invested capital.

We have partnerships with approximately 140 customers whose products are highly complex and operate within demanding regulatory environments. We leverage our expertise to understand the unique needs of our customers' markets and have aligned our processes to provide flexibility, create efficiency and deliver superior quality. Our customers have stringent quality, reliability and regulatory requirements, requiring exceptional production and supply chain agility. Their products require complex configuration management, direct order fulfillment (to end customers), global logistics management and aftermarket services. In order to service the complexities that our customers' products demand, we utilize our full suite of solution offerings to support our customers’ products from concept to end of life.

Description of Products

We do not sell "Plexus-branded" products. We provide services for original equipment manufacturers ("OEMs") with a focus on serving markets consisting of highly complex products and demanding regulatory environments characterized by unique flexibility, technology, quality and regulatory requirements. The products falling within the scope of this Report include the assemblies and products that we manufactured or contracted to manufacture for customers in the aforementioned market sectors during calendar year 2021. As an EMS company, it’s highly likely that most products assembled contain tin, tungsten, tantalum and/or gold. Although we did not find any evidence that the 3TGs contained in these assemblies or products directly or indirectly benefited armed groups in the Covered Countries, we were unable to conclude that any of these assemblies and products were definitively "DRC conflict free".

Conflict Minerals Policy

We are committed to ensuring ethical sourcing and have made significant progress in developing supply chain transparency. We have a Conflict Minerals Policy Statement (the "Conflict Minerals Policy"), which is posted on our website at www.plexus.com.

Reasonable Country of Origin Inquiry (“RCOI”)

We conducted a good faith RCOI regarding the 3TGs in the materials, components and finished goods supplied to us. We utilized a third-party service provider (the “Provider”) to assist in supplier outreach and our due diligence procedures.

We reviewed the assemblies and products that we manufactured or contracted to manufacture for customers during calendar year 2021 and identified suppliers that supply components or products, or engage in manufacturing activities, that are likely to contain one or more of the 3TGs. We removed from the list of suppliers all service providers, indirect materials suppliers, and inactive suppliers that did not supply goods to us.

The Provider conducted the supplier survey portion of the RCOI. Suppliers received a communication describing the compliance requirements and requesting information on the 3TGs in their products and the smelters or refiners of those minerals. The Provider, on our behalf, utilized version 6.10 of the Responsible Mineral Initiative’s (the “RMI”) Conflict Minerals Reporting Template (“CMRT”). The Provider, on our behalf, engaged 2,013 suppliers determined to be in scope for purposes of our RCOI efforts to collect information regarding the presence and sourcing of 3TGs in the products supplied to us.

The Provider followed up with all unresponsive suppliers through a defined process. The Provider utilized both automated and direct email communications as well as calls to nonresponsive suppliers during the escalation phases. Escalation emails for nonresponsive suppliers were also sent directly by our personnel. The communications offered assistance and further information to suppliers about the requirements of the Conflict Minerals Rule and our compliance program. A minimum of eight attempts were made in an effort to contact unresponsive suppliers. Additionally, our program continues to include automated data validation on all submitted CMRTs. Suppliers were contacted to address incomplete data and invalid submissions and they were encouraged to re-submit a valid CMRT. The goal of this process is to increase the accuracy of submissions and identify any contradictory answers in the CMRT. The Provider monitored and tracked all invalid or incomplete supplier submissions.

Although we requested information at a product level, the majority of suppliers provided CMRT responses at a company or division level that included information on all products sold by the supplier to its customers, even though we may have purchased only a limited subset of components or products from the supplier. Therefore, the information provided by these suppliers was not necessarily limited to smelters or refiners that were potentially part of our direct supply chain.

Based on the responses gathered during our RCOI, we were unable to determine that the 3TGs necessary to the functionality or production of our products did not originate in the Covered Countries. As a result, and in accordance with the Conflict Minerals Rule, we undertook the due diligence measures described below on the source and chain of custody of the conflict minerals in its supply chain.

Design of Due Diligence

As previously disclosed, our due diligence measures were designed to be in conformity, in all material respects, with the internationally recognized due diligence framework as set forth in the OECD Guidance.

The design of our due diligence measures considered the OECD’s recommendations for “downstream” actors with no direct relationships with smelters or refiners. “Downstream” refers to the supply chain from smelters or refiners to retailers and manufacturers, whereas “upstream” refers to the supply chain from the mines to the smelters or refiners.

We do not have a direct relationship with any smelters or refiners and therefore, do not perform direct audits of the due diligence practices of these entities. We instead rely on internationally-recognized validation schemes that facilitate independent third-party audits of smelters or refiners and validate that smelters or refiners have met the requirements of the OECD Guidance, such as the RMI Responsible Minerals Assurance Process (“RMAP”). We support this program through membership and participation in the RMI as an active member of the Responsible Business Alliance (“RBA”).

Due Diligence Measures Performed

Our overall conflict minerals program is based on the five-step framework of the OECD Guidance. We followed the five-step framework established by the OECD Guidance while performing our due diligence measures for calendar year 2021, which consisted of the following steps:

Step 1: Maintain strong company management systems
Step 2: Identify and assess risks in the supply chain
Step 3: Design and implement a strategy to respond to identified risks
Step 4: Carry out independent third-party audit of smelters’ and refiners’ due diligence practices when required
Step 5: Report annually on supply chain due diligence

Step 1: Maintain strong company management systems

Internal Team:
We have established an internal management system reporting through the Corporate Compliance Officer designed to assist in complying with the Conflict Minerals Rule. As previously discussed, we also retained the services of the Provider to assist with our efforts. Through use of the Provider’s web-based reporting tool we are able to collect and store supplier data and CMRTs, communicate with suppliers, and monitor risks in our supply chain. The use of this tool and our other management systems has provided an opportunity for us to assist our suppliers in understanding our expectations and requirements and to increase the rate of responses received from our suppliers.

Control Systems:
Our Conflict Minerals Policy outlines the expectation that all of our suppliers abide by the requirements of our Supplier Code of Conduct, which prohibits human rights abuses and unethical practices. The Conflict Minerals Policy also requires all suppliers to comply with applicable legal standards and requirements and provide us with completed conflict minerals declarations annually.

We periodically review our Conflict Minerals Policy and will make updates as necessary and appropriate. If a supplier fails to comply with our Conflict Minerals Policy, we may reconsider our willingness to continue to partner with that supplier.

Supplier Engagement:
In an effort to strengthen engagement with suppliers, we utilized version 6.10 of the CMRT and the Provider’s web-based reporting tool for collecting CMRTs from our supplier base. The use of these tools and our other engagement efforts, have allowed us to assist our suppliers in understanding our expectations.

We continue to put a strong emphasis on supplier education and training. To accomplish this, we utilized our third-party vendor’s learning management system and provided all in-scope suppliers access to their conflict minerals training material and courses. All suppliers are encouraged to complete all modules within this course. Supplier education is also done through one on one interaction with our third-party vendor’s supplier teams.

During the 2021 reporting period we continued to put a stronger emphasis on the need for product level responses from suppliers by requesting CMRTs that only include the parts that are sold to us. In particular, this was requested for suppliers who identified risks or gaps in their company level CMRT.

Company Level Grievance Mechanism:
As an additional means of communication regarding conflict minerals, our employees and other stakeholders can communicate directly and confidentially with our Corporate Compliance Officer and executive management by use of our Ethics Hotline, as outlined in our Code of Conduct and Business Ethics, available on our website at www.plexus.com.

Document Retention:
We are retaining documentation regarding our conflict minerals program for calendar year 2021 in accordance with our record retention guidelines.

Step 2: Identify and assess risks in the supply chain

We performed multiple steps in an effort to ensure that risks were identified and assessed during the execution of our conflict minerals program. This included risks associated with smelters or refiners, supplier responses, and with suppliers’ internal policies and programs.

The Provider verified whether the metals processors identified by each supplier on its CMRT are actually smelters, refiners, or recyclers of conflict minerals (“legitimate smelters or refiners”) by comparing the facilities reported by suppliers to the RMI's Standard Smelter List, the data gathered by the U.S. Department of Commerce, and by conducting its own independent research. The Provider also researched and reviewed mine information for all verified smelters or refiners in an effort to determine the country of origin of the minerals processed. Through this effort, we were able to identify 100% of the country of origin information for the smelters or refiners.

The Provider attempted to match each identified smelter or refiner to available lists of smelters and refiners that have been identified as conformant by internationally-recognized validation schemes, such as the RMAP. If a smelter or refiner was not certified by an internationally-recognized scheme, the Provider attempted to contact the entity to gather more information about its sourcing practices. In addition, the Provider also performed research using publicly available sources of information regarding the smelters or refiners sourcing practices. The conformant status of each legitimate smelter or refiner is continuously monitored to ensure that any changes in status or risk are accounted for.

We sought to understand the risk levels associated with conflict minerals in the supply chain. A smelter’s or refiner’s overall risk is based on various factors, including whether the smelter has been identified as “valid” and has an associated Smelter Identification Number (under the RMI, this is known as a CID), as well as the smelter’s geographic location, including its proximity to the Covered Countries and any credible evidence of unethical or conflict sourcing.

The Provider assessed supplier risk based on its determination of the likelihood that a supplier provided conflict minerals to us that may have originated from sources that are not conflict free, considering the smelters or refiners declared by that supplier on its CMRT.

Additionally, we evaluated suppliers based on the strength of their conflict minerals programs. The criteria used to evaluate the strength of a supplier’s program consisted of the following questions on the CMRT:

•    Have you established a conflict minerals sourcing policy?
•    Have you implemented due diligence measures for conflict-free sourcing?
•    Do you review due diligence information received from your suppliers against your company’s expectations?
•    Does your review process include corrective action management?

Tracing materials back to their mine of origin is a complex aspect of responsible sourcing in the supply chain. We have determined that seeking information about conflict minerals smelters and refiners in the supply chain represents the most reasonable effort we can make to determine the mines or locations of origin of the conflict minerals in the supply chain. This was done by adopting the methodology outlined by the OECD Guidance and by requiring suppliers to conform with the same standards to meet the OECD Guidance, and report to us using the CMRT. Through this process, we believe we have made reasonable efforts to determine the mines or locations of origin of the conflict minerals in our supply chain.

Step 3: Design and implement a strategy to respond to identified risks

Following the assessment of supplier risk discussed above, we followed up with suppliers whom we had reason to believe may be sourcing conflict minerals originating from a smelter or refiner in the Covered Countries. We also followed up with any supplier that did not submit a valid response to the CMRT and encouraged them to provide complete and accurate data via the CMRT.

As stated in our Conflict Minerals Policy, we require all in-scope suppliers to provide completed conflict minerals declarations using the CMRT. We may reconsider our willingness to partner with suppliers that fail to comply with our Conflict Minerals Policy.

As part of our risk management plan under the OECD Guidance, any high-risk smelter facilities reported on a CMRT by one of the suppliers surveyed, risk mitigation activities were initiated. Through the Provider, submissions that include any high-risk smelter facilities immediately received instructions from us asking the supplier to take their own risk mitigation actions. The mitigation actions may include the submission of a product specific CMRT to better identify the connection to products that they supply to us, escalating up to removal of these smelters from their supply chain.

During the 2021 reporting year, we conducted a targeted campaign to all suppliers who indicated one or more smelters of concern in an effort to educate them on the level of risk and suggested next steps. Various training materials, including webinars, were offered to suppliers for additional smelter education and awareness.

As per the OECD Due Diligence Guidance, risk mitigation will depend on the supplier’s specific context. Suppliers are given clear performance objectives within reasonable timeframes with the ultimate goal of progressive elimination of these risks from the supply chain. Furthermore, suppliers are guided to our third-party vendor’s learning management system to engage in educational materials on mitigating the risk of smelters or refiners in the supply chain.

Step 4: Carry out independent third-party audit of smelter/refiner due diligence practices

We rely on multi-stakeholder initiatives that provide verification processes for smelters or refiners who provide conflict minerals to companies in its supply chain. We, as a purchaser of component parts, are many steps removed from the mining of conflict minerals. We do not purchase raw ore or unrefined conflict minerals and we do not conduct purchasing activities directly in the Covered Countries. In addition, we do not perform or direct audits of the smelters or refiners listed by our suppliers as being potentially a part of our supply chain.

Through our membership with the RMI, we encourage smelters or refiners to participate in the RMAP.

The Provider also directly contacts smelters and refiners that are not currently enrolled in the RMAP to encourage their participation and gather information regarding each facilities sourcing practices on behalf of its compliance partners. We are a signatory of this communication in accordance with the requirements of downstream companies detailed in the OECD Guidance.

Step 5: Report annually on supply chain due diligence

This Report (and the related Form SD) was filed with the SEC and is available on our website at www.plexus.com.

Due Diligence Results

Using the processes outlined above, we surveyed the in-scope suppliers for calendar year 2021 and reviewed the responses received. As previously noted, we, along with the Provider, followed up with suppliers who did not respond or who provided incomplete responses, or whose responses contained inconsistencies, in an effort to secure valid and complete responses. We received CMRTs from 76% of our suppliers for the 2021 reporting year.

As a result of our due diligence measures in 2021, we have identified 334 smelters and refiners as potentially processing the 3TGs provided by its suppliers. Of the 334 smelters and refiners, 248 were identified as RMI conformant, with an additional 18 pursuing their RMI certification. There were a total of 86 smelters not currently enrolled in the RMAP. Each of those 86 smelters received a letter from us to educate them on the RMI process as well as encouraging them to join the RMAP and become a RMI compliant facility. Additionally, Plexus was able to obtain country of origin data for 100% of the identified smelters.

As previously disclosed, we do not do business directly with any of the smelters or refiners identified. The list was generated based on information received from our suppliers. We continue to conduct independent research on smelters and refiners and will work with suppliers throughout our supply chain to help improve and refine reported information in future years. We will continue to communicate expectations and information requirements to our direct suppliers. We will continue to make inquiries to direct suppliers and undertake additional risk assessments when potentially relevant changes in facts or circumstances are identified.

Although we requested information at a product level, as previously disclosed, a majority of suppliers returned information at a company or division level, not at a product level. Therefore, the information provided was not necessarily limited to smelters or refiners confirmed to be in our supply chain. From the responses that we received, we identified 6 smelters or refiners that potentially posed a risk. These concerns stem from location of the facilities, RMAP audit status, and/or credible evidence of unethical or conflict sourcing. We have not been able to determine whether any of these smelters are financing conflict in the Covered Countries. We will continue to work with our suppliers to determine if these smelters or refiners can be directly linked to the actual parts or products sold to us. Due to the submission of company level responses, we cannot make this determination at this time.

In addition, various supplier responses were incomplete, as all supply chain participants continue to map their upstream supply chains. As a result, we are unable to definitively validate whether facilities actually processed the minerals contained in our products or whether all upstream supply chain participants were identified.

Steps to Continuously Improve Due Diligence

In addition to the initiatives outlined above, we plan to take the following steps during the next compliance period to continue to improve the due diligence conducted and to further mitigate the risk that these conflict minerals benefit armed groups:

•Actively participate in and support industry trade groups to help improve communication throughout the supply chain. We are an active member of the RBA, and will continue our membership activity through the coming year.
•Continue to partner with certain customers to help educate suppliers on our ongoing expectations supporting responsible sourcing decisions.
•Continue to expand and improve supplier engagement. With the goal of increasing the response rate and quality of survey responses, we will continue to reach out to suppliers, support education and training, and seek to integrate expectations into new supplier agreements.
•Evaluate the suppliers and parts surveyed during our Conflict Minerals outreach to ensure accurate data and scoping year-over-year.

•Evaluate ongoing supplier relationships with those suppliers that do not comply with our Conflict Minerals Policy. We plan to assess year-over-year supplier submissions to identify suppliers who have not made improvements to their conflict minerals programs in an attempt to reduce their risk. Comparisons between multiple reporting year submissions are currently taking place with the intent to offer an educational outreach program to any supplier failing to provide a CMRT for multiple years through our Provider.
•Continue to evaluate the suppliers that have provided smelters or refiners on the previously mentioned high risk smelters and require smelter diligence training for those suppliers. In 2021, the Provider offered training specifically designed for those suppliers that have reported high risk smelters in consecutive reporting years. The training purpose was to continue to educate the suppliers on where they can find additional resources, as well as to communicate the continued expectation that they work through the supply chain to remove high risk smelters from their CMRTs.
•Continue to enhance and refine due diligence measures. Based on an evaluation of the 2021 supplier survey process, we will continue to work with third-party service providers to enhance our supplier survey and due diligence processes.